 NEWS RELEASE

For Immediate Release
August 3, 2009

Ten Holdings announces a fully underwritten equity offering

WINNIPEG - Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”) has announced a fully underwritten equity offering of approximately A$138 million.

The equity offering represents approximately 13% of Ten Holdings current total shares on issue. It will be conducted by way of a placement of ordinary shares to professional and sophisticated investors, and eligible international investors. The equity offering will reduce Canwest’s ownership stake of Ten Holdings from approximately 57% to slightly more than 50%.

The bookbuild to place 120 million new shares will be conducted at a price of A$1.15 per share (representing an 8.4% discount to Ten Holding’s closing price on August 3, 2009).  The placement is fully underwritten by Macquarie Capital Advisers Limited.

Ten Holdings intends to use the proceeds to pay down debt and enhance its balance sheet flexibility.

Ten Holdings also provided an update on business performance, confirming all earnings guidance provided at the time of its third quarter 2009 results announcement and reiterating previous guidance that it will be within the requirements of its banking covenants at the end of the financial year on August 31, 2009.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com